UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

Azrieli Center

26 Harukmim St.

Holon, 5885800 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THE INFORMATION SET FORTH IN THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K, INCLUDING THE EXHIBITS ANNEXED HERETO, IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (SEC FILE NO.’S 333-144595, 333-177834 AND 333-213817) AND FORM F-3 (SEC FILE NO. 333-207414), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

Sapiens International Corporation N.V. (“Sapiens”) hereby furnishes this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) to the Securities and Exchange Commission (the “SEC”) in order to provide certain historical and pro forma financial information with respect to Sapiens and its subsidiary, StoneRiver, Inc. (“StoneRiver”), which Sapiens acquired in the first quarter of 2017.

As reported by Sapiens in its Annual Report on Form 20-F for the year ended December 31, 2016 (filed with the SEC on April 27, 2017), StoneRiver is a Denver, Colorado-based provider of a wide range of technology solutions and services to insurance carriers, agents, and broker-dealers, whose product groups encompass front-office, policy, claim, rating, underwriting, billing, and reinsurance solutions for all major business lines.

The financial information annexed to this Form 6-K consists of the following:

(i)	Exhibit 99.1: Audited historical financial statements of StoneRiver as of, and for the year ended, December 31, 2016 (including the notes thereto and the report of Deloitte & Touche LLP, Independent Public Accountants and a Member Firm of Deloitte Touche Tohmatsu (“Deloitte & Touche”), thereon) (the “StoneRiver 2016 Financial Statements”).

(ii)	Exhibit 99.2: Unaudited Pro Forma Condensed Combined Financial Statement of Operations for Sapiens for the year ended December 31, 2016 and Unaudited Pro Forma Condensed Combined Balance Sheet of Sapiens as of December 31, 2016, prepared in accordance with SEC Regulation S-X Article 11, which combine (a) the historical consolidated statements of operations of Sapiens and StoneRiver as if the acquisition had been completed on January 1, 2016 and (b) the historical consolidated balance sheets of Sapiens and StoneRiver, giving effect to the acquisition as if it had been consummated on December 31, 2016.

 In addition, Sapiens is furnishing the following additional exhibit to this Form 6-K:

(iii)	Exhibit 23.1: Consent of Deloitte & Touche to the incorporation by reference into Sapiens’ Registration Statements on Form S-8 (SEC File No.’s 333-144595, 333-177834 and 333-213817) and Form F-3 (SEC File No. 333-207414) of its report, dated June 5, 2017, with respect to the StoneRiver 2016 Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

By:	/s/ Roni Giladi
Name: Roni Giladi
Title: Chief Financial Officer

Dated: September 1, 2017

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Deloitte & Touche LLP, Independent Public Accountants and a Member Firm of Deloitte Touche Tohmatsu, independent auditors of StoneRiver, Inc.
99.1	Audited, historical financial statements of StoneRiver, Inc. as of, and for the year ended, December 31, 2016
99.2	Unaudited Pro Forma Condensed Combined Financial Statement of Operations for the year ended December 31, 2016 and Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2016, which combine, respectively (a) the historical consolidated statements of operations of Sapiens and StoneRiver, Inc. as if the acquisition had been completed on January 1, 2016 and (b) the historical consolidated balance sheets of Sapiens and StoneRiver, Inc., giving effect to the acquisition as if it had been consummated on December 31, 2016